As filed with the Securities and Exchange Commission on January 23, 2013

Registration No. 333-185936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1 to

FORM S-11

FOR REGISTRATION UNDER THE

SECURITIES ACT OF

1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Trade Street Residential, Inc.

(Exact name of registrant as specified in governing instruments)

19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

(786) 248-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael D. Baumann

Chairman and Chief Executive Officer

19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

(786) 248-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Good, Esq. Amanda R. Poe, Esq. Bass, Berry & Sims PLC The Tower at Peabody Place, Suite 900 Memphis, Tennessee 38103 Phone: (901) 543-5900 Facsimile: (888) 543-4644	Daniel M. LeBey, Esq. David S. Freed, Esq. Hunton & Williams LLP Riverfront Tower, East Plaza 951 E. Byrd Street Richmond, Virginia 23919 Phone: (804) 788-8200 Facsimile: (804) 788-8218

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following table itemizes the costs and expenses expected to be incurred by us in connection with the registration, issuance and distribution of the common stock being registered hereunder. All expenses, except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee are estimated.

SEC Registration Fee		$10,230
FINRA Filing Fee		$11,750
NASDAQ Listing Fee		$25,000
Printing and Engraving Expenses			*
Legal Fees and Expenses			*
Transfer Agent and Registrar Fees			*
Accounting Fees and Expenses			*
Miscellaneous			*

Total	$		*

*	To be completed by amendment.

Item 32.	Sales to Special Parties

None.

Item 33.	Recent Sales of Unregistered Securities

Recapitalization Transaction

In connection with a recapitalization transaction on June 1, 2012, we and our operating partnership issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). The securities were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. Each of the entries received our securities in the recapitalization is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

•

The Trade Street Funds contributed to our operating partnership all of their respective interests in the entities that own the Operating Properties and the Land Investments. In exchange for the Operating Properties and the Land Investments, we issued an aggregate of 509,546,444 shares of our common stock and 173,326 shares of our Class A preferred stock having an aggregate liquidation preference of approximately $17.3 million to the Trade Street Funds. In addition, a joint venture partner in one of the Operating Properties contributed to our operating partnership all of its interest in the entity that owns such Operating Property in exchange for an aggregate of 7,930,223 shares of our common stock.

•	We issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of our common.

•

On July 16, 2012, we issued an aggregate of 6,351,030 shares of common stock to the pre-recapitalization stockholders of record as of May 17, 2012 as a special distribution declared on May 17, 2012 in connection with the recapitalization. In connection with the special distribution, our operating partnership issued 6,351,030 common units to us.

•	We issued 750,000 shares of our common stock to Brandywine as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

•

Our operating partnership issued to us 532,719,146 common units in our operating partnership, which equals the number of shares of our common stock outstanding immediately after the recapitalization, and 173,326 Class A preferred units in our operating partnership having an aggregate liquidation preference of approximately $17.3 million, which equals the number of shares of Class A preferred stock outstanding immediately after the recapitalization.

•

Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife contributed to our operating partnership all of their ownership interests in TSIA and TS Manager, LLC in exchange for the issuance by our operating partnership of (i) 81,919,848 common units, (ii) 98,304 Class B preferred units having an aggregate liquidation preference of approximately $9.8 million and (iii) 98,304 Class C preferred units having an aggregate liquidation preference of approximately $9.8 million.

Private Placement

On August 7, 2012, we sold 26,750,000 shares of our common stock in a private placement at a price equal to $0.10 per share to certain individuals with pre-existing relationships with us and members of our senior management team. The shares were sold in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. Each of the purchasers has represented to us that he, she or it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Acquisition of the Estates at Millenia

On December 3, 2012, in connection with our acquisition of the Estates at Millenia, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition Activity,” we issued to BREF/BUSF Millenia Associates, LLC 141,036,187 shares of our common stock (based on an agreed upon price of $0.12 per share) and 100,000 shares of our Class A preferred stock having an aggregate liquidation preference of $10.0 million, subject to a post-closing adjustment upon the issuance of the final certificate of occupancy on the development site known as the Estates at Millenia (Phase II). We are required to issue additional shares of our Class A preferred stock as reimbursement to BREF/BUSF of its incurred expenses (as defined in the contribution agreement) in connection with the development of the site. The shares were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. BREF/BUSF represented to us that it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Item 34.	Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) the actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation unless its charter provides otherwise, which our charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, subject to approval from our board of directors, to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The operating partnership agreement provides that we, as general partner through our wholly owned subsidiary, and our officers and directors are indemnified to the fullest extent permitted by Delaware law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

In addition, we have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the maximum extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Item 35.	Treatment of Proceeds From Stock Being Registered

None of the proceeds will be contributed to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits

(a) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.

(b) Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37.	Undertakings

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aventura, State of Florida, on the 23rd day of January, 2013.

Trade Street Residential, Inc.
(Registrant)

By:	/s/ Michael Baumann
Michael Baumann, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Michael Baumann	Chairman and Chief Executive Officer (principal executive officer)
Michael Baumann		January 23, 2013

/s/ Bert Lopez	Chief Financial Officer (principal financial officer and principal accounting officer)
Bert Lopez		January 23, 2013

*	Director
James Boland		January 23, 2013

*	Director
Randolph C. Coley		January 23, 2013

*	Director
Lewis Gold		January 23, 2013

*	Director
David Levin		January 23, 2013

SIGNATURE	TITLE	DATE

*	Director
Mack D. Pridgen III		January 23, 2013

*	Director
Sergio Rok		January 23, 2013

*By:	/s/ Bert Lopez
Bert Lopez Attorney-in-Fact

Index to Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1	Contribution Agreement by and among Trade Street Property Fund I, LP, Trade Street Capital, LLC, Feldman Mall Properties, Inc., Feldman Equities Operating Partnership, LP, and BCOM Real Estate Fund, LLC, dated April 23, 2012

2.2	First Amendment to Contribution Agreement, dated June 1, 2012

3.1.1*	Articles of Amendment and Restatement of Trade Street Residential, Inc.

3.2	Third Amended and Restated Bylaws of Trade Street Residential, Inc.

5.1*	Opinion of Venable LLP

8.1*	Opinion of Bass, Berry & Sims PLC

10.1*	Amended and Restated Agreement of Limited Partnership of Trade Street Operating Partnership, LP

10.2	Multifamily Loan and Security Agreement (Non-Recourse) by and between Fox Partners, LLC and Red Mortgage Capital, LLC, dated December 6, 2011

10.3	Multifamily Loan and Security Agreement (Non-Recourse) by and between River Oaks Partners, LLC and Walker & Dunlop, LLC, dated December 21, 2011

10.4	Loan Agreement by and between Pointe at Canyon Ridge, LLC and NXT Capital, LLC, dated June 1, 2012

10.5	Multifamily Note by BSF/BR Augusta, LLC in favor of CWCapital LLC, dated September 1, 2010

10.6	Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement by BSF/BR Augusta, LLC in favor of CWCapital LLC, dated September 1, 2010

10.7+*	Equity Incentive Plan

10.8+*	Form of LTIP Award Agreement

10.9+*	Form of Employment Agreement between Trade Street Residential, Inc. and Michael Baumann

10.10+*	Form of Employment Agreement between Trade Street Residential, Inc. and Bert Lopez

10.11+*	Form of Employment Agreement between Trade Street Residential, Inc. and Ryan Hanks

10.12	Contribution Agreement by and among Trade Street Residential, Inc., Trade Street Operating Partnership, LP and BREF/BUSF Millenia Associates, LLC, dated December 3, 2012

10.13	Loan Agreement between Millenia 700, LLC and NXT Capital, LLC, dated December 3, 2012

10.14*	Revolving Credit Agreement between Trade Street Operating Partnership, LP and BMO Harris Bank N.A., dated , 2013.

21.1*	List of subsidiaries of Trade Street Residential, Inc.

23.1†	Consent of Grant Thornton LLP

23.2†	Consent of Berkowitz Pollack Brant

23.3†	Consent of Mallah Furman - Beckanna on Glenwood

23.4†	Consent of Mallah Furman - Mercé Apartments

23.5†	Consent of Mallah Furman - Park at FoxTrails

23.6†	Consent of Mallah Furman - Trails at Signal Mountain

23.7*	Consent of Venable LLP (included in Exhibit 5.1)

23.8*	Consent of Bass, Berry & Sims PLC (included in Exhibit 8.1)

24.1†	Power of Attorney (included on the signature page hereto)

*	To be filed by amendment.
+	Denotes a management contract or compensatory plan or arrangement.
†	Previously filed.